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                                 Exhibit 99.3
                 Instruments Defining Rights of Securityholders
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The rights of the holders of common shares in the capital of the Company are governed by the rights attaching thereto as set forth in the Articles of Incorporation of the Company as amended. The holders of common shares are entitled to receive notice of all meetings of shareholders and to attend and vote on the basis of one vote in respect of each common share held in connection with any matter to be acted upon at a meeting of the shareholders. Holders of common shares are entitled to receive dividends if, as and when declared by the board of directors of the Company and to receive all of the property remaining after the Company has paid out its liabilities, subject to the prior rights of holders of the Preference Shares. The provisions of the Articles of Incorporation as amended which define the rights of holders of common shares are as follows:

     COMMON SHARES
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The Common Shares as a class shall carry and be subject to the following rights, privileges, restrictions and conditions:

     (a)   The holders of the Common Shares are entitled among other things:

           (i) to vote at all meetings of shareholders, except meetings at which only holders of specified class of shares are entitled to vote; and

           (ii) subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation, to receive the remaining property of the Corporation upon dissolution.

For further detail, reference should be had to the Articles of Incorporation as amended, which are reproduced in their entirety and attached hereto as
Exhibit 1.